Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
1-212-867-1768
flazar@lazarpartners.com/
dcarey@lazarpartners.com

Given Imaging Announces Positive Data Published in Gastrointestinal
Endoscopy Featuring Second-Generation PillCam® COLON

-Multi-center Study Data Demonstrates High Sensitivity for Detecting Clinically Relevant Colorectal Lesions-

YOQNEAM, ISRAEL, September 26, 2011 - Given Imaging Ltd. (NASDAQ: GIVN), a world leader in GI medical devices and pioneer of capsule endoscopy, today announced the publication of data from the largest multi-center study of PillCam® COLON 2 conducted to date in the September print edition of Gastrointestinal Endoscopy, the journal of the American Society for Gastrointestinal Endoscopy.  The results confirm that the second-generation PillCam COLON capsule demonstrated a high sensitivity for the detection of clinically relevant polypoid lesions and, thus, could be an appropriate tool for visualizing the colon.

“Colon capsule endoscopy is a patient-friendly, minimally invasive technology that enables visualization of the colon without sedation or air insufflation,” said Cristiano Spada*, MD, Catholic University, Rome, Italy.  “The high sensitivity for clinically relevant lesions shown in this study demonstrates the value of this tool to complement colonoscopy, which may ultimately result in improved patient compliance with colorectal screening guidelines.”

The prospective, blinded study conducted at eight European sites compared colon capsule endoscopy with conventional colonoscopy for the detection of colorectal polyps or masses greater than or equal to 6 mm or 10 mm in size in a cohort of patients at average or increased risk of colorectal neoplasia. Colonoscopy was independently performed within 10 hours after capsule ingestion or the next day. Colon capsule endoscopy sensitivity and specificity for detecting patients with polyps greater than or equal to 6 mm and greater than or equal to 10 mm in size were assessed. Data from 109 out of 117 patients with a mean age of 60 years were analyzed. Per-patient colon capsule endoscopy sensitivity for polyps 6 mm and over and those 10 mm and over was 84% and 88%, with specificities of 64% and 95%, respectively. Capsule-positive but colonoscopy-negative cases were counted as “false-positive”, resulting in a lower rate of specificity.  In addition, colon capsule endoscopy detected all three invasive carcinomas.

“We are very encouraged by the positive study results that underscore the high diagnostic sensitivity PillCam COLON 2 demonstrates in detecting polyps of clinically meaningful size. We believe that this product will ultimately benefit the significant number of individuals who should be getting screened for colon cancer but who are unwilling or unable to undergo routine colonoscopy,” said Homi Shamir, president and CEO of Given Imaging Ltd.  “We are excited by the momentum of our ongoing multi-center PillCam COLON 2 pivotal study, which is currently underway in the United States and Israel. We look forward to generating additional clinical evidence to support the role of PillCam COLON 2 in potentially improving colon cancer detection rates.”

In June, Given Imaging announced the initiation of a multi-center, pivotal study for PillCam COLON 2 , which will support the company’s planned 510(k) submission to the U.S. Food and Drug Administration (FDA).  Seventeen sites will enroll approximately 800 patients, aged 50-75 years, who are at average risk for colonic polyps and comprise the normal screening population.

*Dr. Cristiano Spada is a paid consultant of Given Imaging.

About Colorectal Polyps
There are two common types of colorectal polyps: adenomatous, which can develop into cancer, and hyperplastic, which are rarely more than 5 mm in size and are infrequently cancerous1. For adenomas, the potential for malignancy is related to polyp size2. Larger polyps are more likely to develop into cancer, and polyps that are over 2 cm in size may potentially contain cancer3.

About Colon Cancer
Colon cancer involves the large intestine (colon), the lower part of the digestive tract, while rectal cancer specifically involves the last 6 inches of the colon. Together, they're often referred to as colorectal cancers. Colon and rectal cancers begin in the digestive tract and occur when cells that line the colon or the rectum become abnormal and grow uncontrollably. Despite widespread public education efforts, colorectal cancer screening compliance rates remain low, with just 50% of the eligible US population undergoing a colonoscopy4. About 147,000 people in the U.S. are diagnosed with colorectal cancer annually, according to the National Cancer Institute5. Worldwide, the disease causes 1 million cases and 600,000 deaths every year, with lower CRC screening compliance in Europe and Japan.

About Gastrointestinal Endoscopy
Gastrointestinal Endoscopy publishes original, peer-reviewed articles on endoscopic procedures used in the study, diagnosis, and treatment of digestive diseases. Articles report on outcomes research, prospective studies, and controlled trials of new endoscopic instruments and treatment methods. Gastrointestinal Endoscopy has become the international forum for the newest developments in the specialty, bringing readers challenging reports from leading authorities throughout the world. The journal regularly publishes abstracts of important articles from other leading clinical publications, complete with commentaries from a panel of experts.

About PillCam COLON 2
The PillCam® COLON 2 video capsule is equipped with two miniature color video cameras (one on each end), a battery and an LED light source; it measures 11 mm X 31 mm. PillCam COLON 2 is designed to be ingested by the patient and transmit up to 35 frames per second for approximately 10 hours to a recording device worn by the patient. Data are transferred from the device to a computer that uses RAPID software to compile the video data and enable the physician to review and report the results of the PillCam study.

All medical procedures carry some risk.  The risks of PillCam® capsule endoscopy include capsule retention, aspiration, or skin irritation. PillCam COLON capsule endoscopy presents additional risks, including risks associated with the drug products used to prepare the patient for the procedure, which are currently used for colonoscopy, and to move the capsule through the patient’s digestive tract faster. It may also present other risks that are unknown, but which the clinical studies are designed to detect. Medical, endoscopic, or surgical intervention may be necessary to address any of these complications, should they occur.

1 http://www.mayoclinic.com/health/colon-polyps/DS00511/DSECTION=causes
2 http://emedicine.medscape.com/article/367452-overview
3 http://www.asge.org/PatientInfoIndex.aspx?id=396
4 http://www.cdc.gov/cancer/colorectal/statistics/screening_rates.htm
5 http://seer.cancer.gov/statfacts/html/colorect.html

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About Given Imaging Ltd.
Since pioneering the field of capsule endoscopy in 2001, Given Imaging has become a world leader in GI medical devices, offering health care providers a range of innovative options for visualizing, diagnosing and monitoring the digestive system. The company offers a broad product portfolio including PillCam® video capsules for the small bowel, esophagus and colon [PillCam® COLON not approved for use in the United States.], industry-leading ManoScan™ high-resolution manometry and Bravo® wireless and Digitrapper® pH and impedance products. Given Imaging is committed to delivering breakthrough innovations to the GI community and supporting its ongoing clinical needs. Given Imaging's headquarters are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia, Vietnam and Hong Kong. For more information, please visit www.givenimaging.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, (18) adverse events or product quality issues that could require us to recall products and impact our sales, and (19) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2010. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

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